July 21, 2014

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Medical Transcription Billing, Corp.

Registration Statement on Form S-1
File No. 333-192989

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Chardan Capital Markets, LLC, as joint lead underwriter and representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Washington D.C. time, on Tuesday July 22, 2014, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: July 14, 2014
(ii)	Dates of distribution: July 14 – July 21, 2014
(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 13 dealers; 3 underwriters
(iv)	Number of prospectuses so distributed: approximately 650

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

CHARDAN CAPITAL MARKETS, LLC

By:         /s/ Kerry Propper

Name:       Kerry Propper